

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Terig Hughes
Chief Financial Officer
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, NV 89014

Re: VolitionRx Limited
 Form 10-K for Fiscal Year Ended December 31, 2022
 File No. 001-36833

Dear Terig Hughes:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences